SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                KLEINERT'S, INC.
                     ---------------------------------------
                                (Name of Issuer)


                                KLEINERT'S, INC.
                     ---------------------------------------
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   498552 10 8
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


                 Mr. Gerald E. Monigle, Vice President - Finance
                                Kleinert's, Inc.
        120 West Germantown Pike - Suite 100, Plymouth Meeting, PA 19462
                                  610-828-7261
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)


                                    Copy to:
                             Steven N. Haas, Esquire
                               Cozen and O'Connor
                   1900 Market Street, Philadelphia, PA 19103
                                 (215) 665-2000


     This statement is filed in connection with (check the appropriate box):

     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. / / The filing of a registration statement under the Securities Act of 1933.

     c.   /X/ A tender offer.

     d.   / / None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                            Calculation of Filing Fee
===============================================================================

        Transaction Valuation*                       Amount of Filing Fee

        $3,449,844                                   $690.00

-------------------------------------------------------------------------------

[X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $690.00                 Filing party:  Kleinert's, Inc.
Form or registration No.: Schedule 13E-4        Date filed:  April 15, 1997

===============================================================================

* For purpose of calculation of a filing fee only. The amount of the filing fee equals 1/50 of 1% of the value of the securities to be acquired.

                                  INTRODUCTION

     This Schedule relates to the offer by Kleinert's, Inc. to purchase from each record holder of its Common Stock, par value $1.00 per share ("Common Stock" or "Shares"), and from each beneficial holder of Shares who holds such Shares in "street name" through a broker, dealer, commercial bank, trust company or other nominee (individually, a "Record Holder" and collectively, "Record Holders"), up to 1,000 Shares owned by such Record Holder (the "Maximum Tender Amount"), for $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 1997 (the "Offer to Purchase") and related Letter of Transmittal (the "Transaction"). The Transaction is subject to Rule 13E-4 under the Securities Exchange Act of 1934, as amended, and the information contained in the Schedule 13E-4 being filed with the Commission concurrent with this Schedule, a copy of which is being filed herewith as Exhibit (g), is incorporated herein by reference in answer to the items in this Schedule.

                              CROSS REFERENCE SHEET

   ITEM IN                                                      WHERE LOCATED
SCHEDULE 13E-3                                                IN SCHEDULE 13E-4
--------------                                                -----------------

Item 1.
         (a)       ...................................................Item 1(a)
         (b)       ...................................................Item 1(b)
         (c)       ...................................................Item 1(c)
         (d)       ...................................................     *
         (e)       ...................................................     *
         (f)       ...................................................     *

Item 2.
         (a)       ...................................................     *
         (b)       ...................................................     *
         (c)       ...................................................     *
         (d)       ...................................................     *
         (e)       ...................................................     *
         (f)       ...................................................     *
         (g)       ...................................................     *

Item 3.
         (a)       ...................................................     *
         (b)       ...................................................     *

Item 4.
         (a)       ...................................................     *
         (b)       ...................................................     *

Item 5.
         (a)-(g)   ...............................................Item 3(a)-(j)

   ITEM IN                                                      WHERE LOCATED
SCHEDULE 13E-3                                                IN SCHEDULE 13E-4
--------------                                                -----------------

Item 6.
         (a)       ...................................................Item 2(a)
         (b)       ...................................................     *
         (c)       ...................................................     *
         (d)       ...................................................     *
Item 7.
         (a)       ...................................................   Item 3
         (b)       ...................................................     *
         (c)       ...................................................     *
         (d)       ...................................................     *
Item 8.
         (a)       ...................................................     *
         (b)       ...................................................     *
         (c)       ...................................................     *
         (d)       ...................................................     *
         (e)       ...................................................     *
         (f)       ...................................................     *
Item 9.
         (a)       ...................................................     *
         (b)       ...................................................     *
         (c)       ...................................................     *
Item 10.
         (a)       ...................................................     *
         (b)       ...................................................   Item 4
Item 11.           ...................................................   Item 5

Item 12.
         (a)       ...................................................     *
         (b)       ...................................................     *
Item 13.
         (a)       ...................................................     *
         (b)       ...................................................     *
         (c)       ...................................................     *
Item. 14
         (a)       ...................................................   Item 7
         (b)       ...................................................     *

   ITEM IN                                                      WHERE LOCATED
SCHEDULE 13E-3                                                IN SCHEDULE 13E-4
--------------                                                -----------------

Item 15.
         (a)       ...................................................     *
         (b)       ...................................................Item 6
Item 16.           ...................................................Item 8(e)
Item 17.
         (a)       ...................................................     *
         (b)       ...................................................     *
         (c)       ...................................................Item 9(c)
         (d)       ...................................................Item 9(a)
         (e)       ...................................................     *
         (f)       ...................................................Item 9(f)

Item 1.  Issuer and Class of Security Subject to the Transaction.

     (a) The name of the issuer is Kleinert's, Inc., a Pennsylvania corporation (the "Company"), which has its principal executive offices at 120 West Germantown Pike, Suite 100, Plymouth Meeting, Pennsylvania 19462 (telephone number 610-828-7261).

     (b) This Schedule relates to the Company's Common Stock. As of April 11, 1997, there were outstanding 3,692,835 Shares and 240 record holders. Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Introduction," "Special Factors - Certain Effects of the Offer" and "The Offer - Number of Shares; Extension of Offer," which information is incorporated herein by reference.

     (c) The trading of Shares is currently reported on the Nasdaq Stock Market National Market ("NNM") under the symbol "KLRT." Reference is hereby made to the information set forth in the Offer to Purchase under the caption "The Offer - Price Range of Shares; Dividend Policy," which information is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Special Factors - Purpose of the Offer" and "The Offer - Price Range of Shares; Dividend Policy," which information is incorporated herein by reference.

     (e) Not applicable.

     (f) Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer" and "The Offer - Transactions and Arrangements Concerning the Shares," which information is incorporated herein by reference.

Item 2. Identity and Background.

     The Schedule is being filed by the Company who is the issuer of the shares that are the subject of this Transaction.

     (a) - (d) Reference is hereby made to the information set forth on Annex A hereto, which information is incorporated herein by reference.

     (e) During the last five years, none of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, none of the persons listed on Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or caused such person to be subject to, a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of such law.

     (g) All of the persons listed above are citizens of the United States.


Item 3. Past Contacts, Transactions or Negotiations.


     (a) Not applicable.

     (b) Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer" and "The Offer - Transactions and Arrangements Concerning the Shares," which information is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) Reference is hereby made to the information set forth in the Offer to Purchase on the front cover page therof and under the captions "Introduction," "Special Factors - Purpose of the Offer" and "The Offer" (excluding the information set forth in Sections 6 and 7 thereunder), which information is incorporated herein by reference.

     (b) None.

Item 5. Plans or Proposals of the Issuer or Affiliate.

     (a) - (d) Not applicable.

     (e) - (g) Reference is hereby made to the information set forth in the Offer to Purchase on the front cover page thereof and under the captions "Introduction," "Special Factors - Purpose of the Offer," "Special Factors - Certain Effects of the Offer" and "The Offer - Effects of the Offer on the Market for Shares; Registration Under the Exchange Act," which information is incorporated herein by reference.

Item 6. Source and Amount of Funds or Other Consideration.

     (a) - (b) Reference is hereby made to the information set forth in the Offer to Purchase under the captions "The Offer - Source and Amount of Funds" and "The Offer - Fees and Expenses," which information is incorporated herein by reference.

     (c) - (d) Reference is hereby made to information set forth in Offer to Purchase under the caption "The Offer - Source and Amount of Funds," which information is incorporated herein by reference.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

     (a) - (c) The purpose of the Offer is to enable shareholders of the Company to sell their Shares at a fair price and without the usual transaction costs associated with market sales, before the Shares are delisted from the NNM and deregistered under the Exchange Act.

Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Introduction," "Special Factors - Background of the Offer," "Special Factors - Purpose of the Offer" and "Special Factors - Position of the Board of Directors," which information is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Special Factors - Certain Effects of the Offer," "The Offer - Certain Federal Income Tax Consequences," and "The Offer - Effects of the Offer on the Market for the Shares; Registration under the Exchange Act," which information is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a) - (b) Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Introduction," "Special Factors - Background of the Offer," "Special Factors - Position of the Board" and "Special Factors - Opinion of the Financial Advisor," which information is incorporated herein by reference.

     (c) The Transaction does not require the approval of the shareholders of the Company. Reference is hereby made to the information set forth in the Offer to Purchase under the caption "Special Factors - Position of the Board," which information is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in the Offer to Purchase under the caption "Special Factors - Opinion of the Financial Advisor," which information is incorporated herein by reference.

     (e) Reference is hereby made to the information set forth in the Offer to Purchase under the caption "Special Factors - Position of the Board," which information is incorporated herein by reference.

     (f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

     (a) - (b) Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Introduction," "Special Factors - Background of the Offer," "Special Factors - Position of the Board of Directors," "Special Factors - Opinion of the Financial Advisor," which information is incorporated herein by reference.

     (c) Reference is hereby made to the Opinion of the Financial Advisor attached as Annex A to the Offer to Purchase, which opinion is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

     (a) - (b) Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Introduction," "Special Factors - Background of the Offer," "Special Factors - Potential Conflicts of Interest" and "The Offer - Transactions and Arrangements Concerning the Shares," which information is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

     Reference is hereby made to the information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer" and "The Offer - Transactions and Arrangements Concerning the Shares," which information is incorporated herein by reference.

Item 12. Present Intention and Recommendations of Certain Persons With Regard to the Transaction.

     (a) Reference is hereby made to the information set forth in the Offer to Purchase on the front cover page thereof and under the captions "Introduction," "Special Factors - Position of the Board of Directors," "Special Factors - Potential Conflicts of Interest" and "The Offer - Transactions and Arrangements Concerning the Shares," which information is incorporated herein by reference.

     (b) Reference is hereby made to the information set forth in the Offer to Purchase on the front cover page and under the captions "Introduction," "Special Factors - Position of the Board of Directors," "Special Factors - Position of the Board" and "The Offer - Transactions and Arrangements Concerning the Shares," which information is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.

     (a) Reference is hereby made to the information set forth in the Offer to Purchase under the caption "The Offer - Certain Legal Matters; Regulatory Approvals; No Appraisal Rights," which information is incorporated herein by reference.

     (b) No provision has been made by the Company in connection with the Transaction to allow unaffiliated security holders to obtain access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

     (c) Not applicable.

Item 14. Financial Information.

     (a) Reference is hereby made to the summary historical financial information set forth in the Offer to Purchase under the caption "The Offer - Certain Information Concerning the Company," and the information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996 and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 1997 which are attached to the Offer to Purchase as Annex B and Annex C, respectively, and which are incorporated herein by reference.

     (b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.

     (a) No officer, employee, class of employees or corporate asset of the Company (except to the extent disclosed in Item 6 of this Schedule) has been or is proposed to be employed, availed or utilized by the Company in connection with this Transaction.

     (b) No person has been retained to make solicitations or recommendations with respect to the Transaction. Reference is hereby made to the information set forth in the Offer to Purchase under the caption "The Offer - Fees and Expenses," which information is incorporated herein by reference.

Item 16. Additional Information.

     Reference is hereby made to the information set forth in the Offer to Purchase and the Annexes thereto, and the Letter of Transmittal, copies of which are filed herewith as Exhibits (d)(1) and (d)(2), and which are incorporated herein by reference.

Item 17. Material to be Filed as Exhibits.

     (a)(1) Line of Credit Demand Note dated March 1, 1995 between Kleinert's, Inc. of Alabama and PNC Bank (incorporated by reference to Exhibit
             (ac) to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996 (the "Form 10-K")).

     (a)(2) Demand Grid Note dated April 20, 1995 between Republic National Bank of New York and Kleinert's, Inc. of Alabama and Guaranty of Kleinert's, Inc. dated April 20, 1995 (incorporated by reference to Exhibit (ad) to the Form 10-K).

     (a)(3) Fourth Amendment and Restated Term Loan Note dated February 29, 1996 between Kleinert's, Inc. of Alabama, Kleinert's, Inc. of Florida and CoreStates Bank, N.A.(incorporated by reference to Exhibit (am) to the Form 10-K).

     (a)(4) Line of Credit dated June 17, 1996 by and among Kleinert's, Inc. of Alabama, Brown Brothers, Harriman and Co.(incorporated by reference to Exhibit (aw) to the Form 10-K).

     (b)(1)  Fairness Opinion of Compass Capital Advisors.

     (c)     Not Applicable.

     (d)(1)  Offer to Purchase dated April 15, 1997.

     (d)(2)  Letter of Transmittal dated April 15, 1997.

     (d)(3)  Notice of Guaranteed Delivery.

     (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 15, 1997.

     (d)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (d)(6)  Letter to Shareholders of the Company.

     (d)(7) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number.

     (e)     Not Applicable.

     (f)     Not Applicable.

     (g)     Kleinert's, Inc. Schedule 13E-4 dated April 15, 1997



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            KLEINERT'S, INC.

Dated:  April 15, 1997

                                            By: /s/ Gerald E. Monigle
                                                -------------------------------
                                                Name:  Gerald E. Monigle
                                                Title: Vice President - Finance

                                  EXHIBIT INDEX

                                                                   Sequentially
Exhibit                                                              Numbered
Number                     Description                                 Page
-------                    -----------                             ------------

99(b)(1)    Fairness Opinion of Compass Capital Advisors.

99(d)(1)    Offer to Purchase dated April 15, 1997.

99(d)(2)    Letter of Transmittal dated April 15, 1997.

99(d)(3)    Notice of Guaranteed Delivery.

99(d)(4)    Letter to Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees dated
            April 15, 1997.

99(d)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.

99(d)(6)    Letter to Shareholders of the Company.

99(d)(7) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number.

99(g)       Kleinert's, Inc. Schedule 13E-4 dated April 15, 1997

                                KLEINERT'S, INC.

                            ANNEX A TO SCHEDULE 13E-3

     The following sets forth the name, age, business address, and current and past principal occupation or employment of the directors and executive officers of the Company.

Jay B. Andrews                     A director since February 1988. In June 1996,
120 West Germantown Pike           Mr. Andrews became President of Kleinert's,
Suite 100                          Inc. of Alabama, the Company's wholly-owned
Plymouth Meeting, PA  19462        subsidiary. Prior to 1996, Mr. Andrews was
                                   employed as Executive Vice President of Sales and Marketing for the Company. Prior to his employment with the Company, Mr. Andrews was employed by Health-tex, Inc. for 16 years where he held several positions, the last of which was Senior Vice President and General
                                   Sales Manager.

Jack Brier                         Chairman of the Board and Chief Executive
120 West Germantown Pike           Officer of the Company since 1969.
Suite 100
Plymouth Meeting, PA  19462

Kenneth Brier                      A director since January 1985. Since December
120 West Germantown Pike           1991, Mr. Brier has been the President and
Suite 100                          Chairman of the Board of Mountbatten, Inc., a
Plymouth Meeting, PA  19462        standard Pennsylvania domiciled surety
                                   company. Mr. Brier also has been President of Hammarskjold of Jonkoping Incorporated, a real estate development corporation, since
                                   July 1985. Mr. Brier is the son of Jack
                                   Brier.

Nathan Greenberg                   A director since March 1992. Mr. Greenberg
120 West Germantown Pike           founded the accounting firm of Greenberg,
Suite 100                          Rosenblatt, Kull & Bitsoli, P.C. in Worcester
Plymouth Meeting, PA  19462        and Springfield, Massachusetts in 1958, and
                                   has been a member of that firm since its founding. He also is a director of Advanced
                                   Detectors, Inc.

Marvin Grossman                    A director since December 1981. In June 1996,
120 West Germantown Pike           Mr. Grossman became Vice Chairman of
Suite 100                          Kleinert's, Inc. of Alabama. From 1982
Plymouth Meeting, PA  19462        through 1996, Mr. Grossman served as
                                   President of Kleinert's, Inc. of Alabama.

E. Gerald Riesenbach               A director since April 1989. Since February
120 West Germantown Pike           1995, Mr. Riesenbach has been a partner in
Suite 100                          the law firm of Cozen and O'Connor, general
Plymouth Meeting, PA  19462        counsel to the Company. Previously, and for
                                   more than five years, he had been a partner in the law firm of Wolf, Block, Schorr and Solis-Cohen. Mr. Riesenbach also serves on the Board of Directors of AutoLend Group,
                                   Inc.

Joseph J. Connors                  Executive Vice President and Assistant
120 West Germantown Pike           Secretary of the Company since December 1993.
Suite 100                          Previously, Mr. Connors was Vice President --
Plymouth Meeting, PA  19462        Finance from December 1986 to November 1993,
                                   and Treasurer from January 1983 to November
                                   1986. Mr. Connors is also a director of
                                   Mountbatten Surety, Inc.

Gerald E. Monigle                  Has been employed as Vice President --
120 West Germantown Pike           Finance of the Company since February 1995.
Suite 100                          Prior to his employment with the Company, Mr.
Plymouth Meeting, PA  19462        Monigle was employed by Tasty Baking Company
                                   for 15 years as Controller and Chief
                                   Accounting Officer.